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                                                                       EXHIBIT 1

                        Morningside Value Investors, LLC
                    Advisor to The Hummingbird Value Fund LP
                         153 East 53rd Street 55th Floor
                            New York, New York 10022



January 31, 2002

Kenneth N. Kermes, Chairman of the Board
Russell A. Boss
Richard A. Donnelly
Howard K. Fuguet
John Robert Held
Roger E. Levien
John M. Nelson
Henry D. Sharpe, III
Andrew C. Genor, President & Chief Executive Officer, BNS Co.

BNS Co.
275 West Natick Road
Warwick, RI 02886

Dear Sirs:

My name is Paul Sonkin. I am the Managing Member of Morningside Value Investors, LLC, the investment manager to The Hummingbird Value Fund, LP ("Hummingbird"). Hummingbird is currently the registered owner of 168,260 shares, or 5.88%, of BNS. As investment manager of Hummingbird, with authority to make all buy and sell decisions, Morningside can be deemed to be the beneficial owner of such shares. I also own 2,000 shares in my own name, as both beneficial and record owner. This letter is an additional step in Morningside's investment analysis. Morningside has a number of questions and has decided to file a 13D rather than a 13G in order to present these questions and to have the board disseminate the answers to BNS's shareholders. We do not think of ourselves as activists but rather as ombudsman for our investors. We would like this exercise to result in our ultimate support of management and the current board of directors. We assume that there will be a shareholder meeting in the near future, and we are eager to attend the meeting and meet with management and the board. To prepare for this meeting, we would like to ask a series of questions in order to better prepare ourselves. All the figures and references given below have been obtained from discussions with the company's representatives, from the company's public filings, or from our contacts in the industry. If any of the information is inaccurate, we would appreciate your letting us know.
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Morningside is not looking for the board or management to give us material non-public information. These questions could be answered via a conference call open to the public or any other method which would involve complete dissemination to all shareholders on a level playing field pursuant to SEC Regulation FD.

We are value investors. As such we believe that BNS has an intrinsic value that can be estimated with some precision. If we are correct in our estimate, there is a huge gap between the current market price of BNS and BNS's intrinsic value. Through diligent analysis we are seeking to understand why this gap exists and how it might be closed.

Our ultimate goal (and I assume the Board's) is to maximize the intrinsic value and to close the gap between that value and the market price in the shortest period of time. Either we are right in our estimate or the market is right. Obviously the gap can be closed in two ways. First, value for shareholder could be realized and the market price would rise to the intrinsic value or, second, the intrinsic value inherent in the firm could be destroyed and fall to the current market price. We would hope that the first scenario is the one that plays out.

We will start by looking at the properties in Rhode Island and the United
Kingdom:

                                                                        More
                                                                    conservative
                                                    Best Case         estimate
Rhode Island Building                                 *19.0
Acreage surrounding building                            1.0

Total Value                                            20.0             **15.0

Mortgage                                                3.0                3.0
Brokerage Fees                                          0.5                0.5
Remediation                                             0.5                1.0

Total costs and fees                                    4.0                4.5

Net Value of RI                                        16.0               10.5

UK property                                             3.0                2.5

Total Value                                            19.0               13.0

Shares Outstanding                                    2.917              2.917

--------------------------------------------------------------------------------
VALUE PER SHARE                                     $  6.51            $  4.46
--------------------------------------------------------------------------------

* $2.5m cash flow at a 13% caprate
** Previous deal with Precision

Questions on the RI property:



Office:   212-521-0975                              psonkin@hummingbirdvalue.com
Fax:      212-208-2456                                  www.hummingbirdvalue.com
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     1.   We would like an update on the progress made in marketing and selling the RI property. We would like to know what brokers are handling the sale and an estimate of what they think the sale price for the property will be. We would like to know what percent of the building is leased, what the current rent is per month, and the estimated direct expenses. It is our understanding that the facility is fully leased for five years and the current free cash flow is $2.5 million per year.

     2. We understand that there are a large number of acres adjacent to the RI building that can be sold separately. Representative of BNS mentioned to us that there were some discussions regarding a local Air Force base appropriating the land and an adjacent residential development that maybe interested in the property. We would like to know in precise detail what the zoning restrictions are and what the property could be used for and an estimate of possible sale prices. Additionally, we would like to know what is currently being done to sell this property.

     3. We would like a fuller understanding of environmental compliance issues. We understand that the company has an estimate of the monetary and timing issues involved, and that one problem can be easily fixed by "capping" the area. We further understand that the second element of the cleanup involves an "illegal dump" on a portion of the property where the soil has to be dug out. We would like to know what actions have been taken to date, when the work is to begin, and its estimated date of completion. We further understand that a sale of the building is not possible until this work is performed.

Questions on the UK property:

     1. We would like to know what progress has been made on selling this property "as is" - what brokers have been hired, who they have contacted, and an estimate of the realizable value. We understand that a quick sale could be made to a construction materials company that has an extraction agreement for the site.

     2. It is our understanding that there has been some proposed rezoning involving the property. We would like additional details on the rezoning and how it might create an opportunity to sell the property at a higher price. In a conversation we had in August of 2001, we believed that brokers were going to be hired in the fall and the development value might top $20 million. Representatives of BNS have given us the impression that there would be a significant investment in time, resources and money involved in pursuing this course. We would like the board to share their thoughts on any cost / benefit analysis that has been performed on this course of action versus a quick sale.



Office:   212-521-0975                              psonkin@hummingbirdvalue.com
Fax:      212-208-2456                                  www.hummingbirdvalue.com
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     Given that we have arrived at an intrinsic value of between $4.40 and $6.50 pretax per share for the properties, and the current market price is $2.10, we are either wrong in our estimate, the market is assigning negative value to the software business, or there are additional liabilities that we are missing. Regarding the intrinsic value, we feel that shareholders would be able to arrive at a better estimate if the above questions were addressed.

     We would also like to get additional detail about the assets and the liabilities, to get a more precise estimate of BNS's value independent of the properties and the software business. We would like management to provide to shareholders a full income statement and balance sheet for Xygent in the company's filings with the Securities and Exchange Commission. We believe that Xygent constitutes a separate line of business and requires additional disclosure.

     Our specific questions regarding Xygent:

     1. Why does the board think it is in the best interest of shareholders to continue funding a negative cash flow business? Our impression is that it is losing approximately $6 million per year (this is over $2 per share per year pretax). The business could be sold or closed, and the proceeds or the savings used to repurchase company stock. Alternatively, it could be spun off to shareholders.

     2. What is the current outlook for Xygent? When is it expected to break even? The company has given us different estimates, which have continually been pushed further out. Representatives of BNS have left us with the impression in November 2001, that the operation will be cash flow positive in the middle of 2002. We were also left with the belief that the reason the sales have not been made is that many customers did not have the money in their budgets in 2001. A representative of BNS has characterized the goal as doing "missionary work" (his words) during the latter half of 2001 in order to get Xygent software into 2002 budgets. We would like an update as to the company's progress. Do you still believe that profitability can be achieved by mid - 2002?

          We would like to be assured that Xygent will be able to fund the $6 million expense without spending cash flow created by BNS's other assets. Representatives from the company have told us that cash flow from the properties will not be used to support the software business. If that is the case, where does financing for the software business come from? We would like to discuss various alternatives we have assumed the board has considered, including a sale to Xygent management, an outright sale, or a spin-off to shareholders. We would like an update as to what actions have been explored involving a sale of Xygent and / or different financing options.

     3. We would like the board to walk us through what independent analysis was performed concerning the viability of Xygent. We do not believe that the board


Office:   212-521-0975                              psonkin@hummingbirdvalue.com
Fax:      212-208-2456                                  www.hummingbirdvalue.com
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          relied solely upon opinions of management concerning the viability of this business; that would give the impression that the "foxes are guarding the henhouse." Discussions we have had with industry participants lead us to believe that this is not a viable business. We want to understand the board's decision to continue funding this operation.

     4. We are concerned about the departure of Christopher Garcia. We were under the impression that he was coordinating the effort of the Xygent team and had experience in managing a software business. We want to understand the search process the board undertook to find a replacement for Mr. Garcia and how they determined his replacement is qualified to run a software company.

Thank you for your attention. I know that Morningside, Hummingbird and your other shareholders eagerly await your reply. Please contact me at your earliest convenience so that we can discuss these questions and how the information can be quickly disseminated to shareholders.

Sincerely,

Morningside Value Investors, LLC

/s/ Paul D. Sonkin
Paul D. Sonkin, Managing Member



























Office:   212-521-0975                              psonkin@hummingbirdvalue.com
Fax:      212-208-2456                                  www.hummingbirdvalue.com